

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2017

Via-Email
Glenn Kelman
Chief Executive Officer
Redfin Corporation
1099 Stewart Street, Suite 600
Seattle, WA 98101

Re: Redfin Corporation
**   Draft Registration Statement on Form S-1**
**   Submitted February 3, 2017**
**   CIK No. 0001382821**

Dear Mr. Kelman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   Please provide us with support for the following statements used in the registration statement:

- "We drew more than 15 million monthly average visitors to our website and mobile application in 2016, 39% more than in 2015, making us the fastest-growing top-10 real estate website;"

- "We earned a Net Promoter Score, a measure of customer satisfaction, that is 61% higher than competing brokerages', and a customer repeat rate that is 37% higher than competing brokerages;"

- "We sold Redfin-listed homes for approximately $3,000 more on average compared to the list price than competing brokerages' listing in 2016;"

- "We employed lead agents who, in 2016, were on average three times more productive, and earned on average twice as much money as agents at competing brokerages, our lead agents were also 44% more likely to stay with us from 2015 to 2016 than agents at competing brokerages;"

- "Our lead in website traffic among major brokerages has a profound effect not just on our economics but on our culture…;"

- "Our Net Promoter Score is 53, compared to the industry average of 33, as measured by a third-party research firm in 2016;"

- "Redfin listings were on the market for an average of 29 days in 2016 compared to the industry average of 35 days according to a study by a third-party research firm. And over 74% of Redfin listings sold within 90 days versus the industry average of approximately 69% according to the same study;" and

- "The rate at which our customers return to us for another transaction is 37% higher than the industry average."

- "In 2016, we had the most monthly average visitors of any residential brokerage website, with more than twice as many as the second-most popular residential brokerage website."

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise your disclosure to state the basis, to the extent material, for your belief.

Our Company, page 1

4.   Please revise your disclosure of monthly average visitors to cross-reference your discussion of the limitations associated with this metric.

Customer Get Better Service, page 6

5.   Please revise your disclosure to briefly explain what a Net Promoter Score is, who calculates it, and what period the score of 53 reflects. Additionally, we note your disclosure that the industry average is 33. Please expand your disclosure to describe what constitutes "the industry," including whether it includes other companies that do not combine real estate/technology tools and brokerage services as you do.

Customer Save Money, page 6

6.   We note your disclosure here and on page 82 that you "contributed an average of approximately $3,500 per transaction through a commission refund or a closing-cost reduction in 2016." Please clarify whether this refund is separate from, and in addition to, the $500 check refund you issue to certain partner program customers and customers in connection with the purchase or sale of any home costing more than $200,000. Additionally, where applicable, please quantify on an aggregate basis the total amount of $3,500 refunds.

Offer of a Complete Solution, page 7

7.   We note your disclosure that in 2016, Title Forward operated in six states. On page 54, you stated that you provided title and settlement services in eight states. Please reconcile your disclosure or tell us why the numbers of states are different.

8.   We note your disclosure here and on page 26 that, in 2017, you plan to begin originating and underwriting loans to customers in a limited number of markets through your wholly owned subsidiary, Redfin Mortgage, LLC. Please revise your disclosure, where applicable, to more specifically describe the proposed business, including whether you intend to hold or sell the loans, types of financing and interest rate type, how you intend to monitor the credit quality of assets, and information about asset diversification, including geographic diversification of the collateral.

Selected Risks Associated with Our Business, page 8

9.   Please revise the second bullet to indicate that, as of September 30, 2016, you had an accumulated deficit of $487.1 million. In this regard, we note your disclosure on page 16.

10.   We note your risk factor disclosure on page 38 that insiders will continue to exercise significant influence over you after this offering. Please revise this section to provide similar risk factor disclosure or tell us why this is not material.

The Offering, page 10

11.   We note your disclosure on page 110 that "following the completion of this offering, the holders of an aggregate of 174,837,426 shares of our common stock issuable upon conversion of our redeemable convertible preferred stock…" Please reconcile that disclosure with disclosure in this section where you state that the preferred stock will be converted into 166,266,114 shares of common stock or tell us why the numbers are different.

Our business is concentrated in certain geographic markets, page 16

12.   We note your disclosure that, "for 2015 and the nine months ended September 30, 2016, approximately 75% and 72% of our real estate revenue, respectively, was derived from our top-10 markets." Please revise your disclosure here and on page 56 to identify the top-10 markets.

Industry and Market Data and Calculation of Key Business Metrics, page 43

13.   We note your disclosure here and throughout the prospectus, including on pages 3, 77, and 78, that you have included data, forecasts, and information obtained from surveys commissioned by you in 2016 and 2017. You also state that information in this prospectus is based on surveys you conducted. With respect to the third party research commissioned by you, please tell us what consideration you have given to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act. Please also confirm that any third-party study or report commissioned by, or conducted by, the company is identified as such in the draft registration statement.

14.   We note that you include transactions conducted by your partner agents when calculating total real estate transactions conducted by the company. You similarly include partner agent transactions in calculating aggregate home value of real estate transactions and market share. Please tell us what consideration you gave to separately breaking out amounts attributable to Redfin agents from total amounts (which include transactions conducted by partner agents), given the different revenue models applicable to each, the fact that your partner agents are not employees of the company, and the risks related to using partner agents as described on page 25.

Use of Proceeds, page 45

15.   We note your disclosure on pages 7 and 26 that you plan to originate mortgage loans to customers in a limited number of markets through your wholly owned subsidiary, Redfin Mortgage, LLC. Please tell us whether you intend to use a portion of the net proceeds to fund the business of Redfin Mortgage LLC. If so, please revise this section to so clarify and provide the relevant information required by Item 504 of Regulation S-K.

Dilution, page 49

16.   Please revise the table on page 50 to provide, for example, by footnote, a comparison of the public contribution by investors in the public offering and the effective cash contribution of existing stockholders, assuming all the outstanding stock options have been exercised.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 55

17.   With respect to your monthly average visitors, please tell us what consideration was given to separately disclosing the number of unique visitors who visit your website from those who use your mobile application. If you do not believe separate disclosure would be meaningful or material, please tell us why. Additionally, to the extent possible, please revise your disclosure to discuss, where applicable, what percentage of monthly unique visitors results in a revenue generating event.

Market Cohorts, page 56

18.   Please provide us with more information regarding your 2009-2013 and 2014-2016 cohorts such as any common market type, region etc. In addition, please tell us what consideration you gave to including disclosure of cost of revenue and total gross profit for each cohort.

Ability to Gain Market Share, page 58

19.   Please revise your disclosure, where applicable, to provide an estimate of the number of competitors in your industry, and your competitive position, if known, in your top 10-markets. To the extent any of your competitors are dominant in your top 10-markets, please revise to so identify or tell us why this information is not material. Refer to Item 101(c)(1)(x) of Regulation S-K.

Comparison of the Nine Months Ended September 30, 2015 and 2016, page 62

20.   We note your disclosure here that you issue a $500 check to certain partner program customers, and your disclosure on page 5 that you issue the customer a $500 check in connection with the purchase or sale of any home costing more than $200,000. Please revise your disclosure, where applicable, to quantify the total amount refunded to partners program customers and the total amount refunded to customers buying or selling homes costing more than $200,000. Please discuss how such refunds impact your revenue or tell us why the information is not material.

Intellectual Property, page 88

21.   We note that the registrant owns eight U.S. patents as of December 31, 2016. Please revise to state the duration of each material patent owned by the company and the importance of such patents to your business. See Item 101(c)(1)(iv) of Regulation S-K.

Legal Proceedings

Misclassification, page 89

22.   Please quantify the relief sought, to the extent practicable.

Non-Equity Incentive Plan Compensation, page 97

23.   We note your disclosure that each of your named executive officers "was eligible to receive cash incentive-based compensation for 2016 based on specified company-performance goals, including revenue, customer satisfaction as measured by Net Promoter Score, and gross margin in certain of our large markets…" Please revise to disclose the material terms of any such award, including a general description of the formula or criteria applied in determining the amount payable and vesting schedule. See Item 402(o)(5) of Regulation S-K..

Principal Stockholders, page 107

24.   Please disclose the natural person or persons who have ultimate voting or investment control over the shares held by Draper Associates, Tiger Global Private Investment Partners, VCVC III, and Amidspeed & Co. in footnotes 13-16 to the table. See Instruction 2 to Item 403 of Regulation S-K.

Underwriting, page 123

25.   We refer to the penultimate paragraph on page 124. Please revise to identify each underwriter that has a material relationship with you and state the nature of the relationship. Refer to Item 508(a) of Regulation S-K.

Index to consolidated financial statements, page F-1

Notes to consolidated financial statements, page F-7

Note 1: Description of business and summary of significant accounting policies, page F-7

Revenue Recognition, page F-12

26.   Please clarify for us whether you recognize partner revenue on a gross or net basis and provide us with the basis in GAAP for you accounting policy. Reference is made to ASC Topic 605-45.

27.   We note that certain commission based revenues are recognized net of commission refunds or closing-cost reductions. Please clarify for us your basis in GAAP for recording revenue on a net basis and cite any relevant accounting literature in your response.

Fair value of financial instruments, page F-8

28.   We note you have classified your redeemable convertible preferred stock within Level III of the fair value hierarchy. Please tell us how you have applied the disclosure requirements of ASC Topic 820-10-50-2. Specifically, explain to us how you have considered the requirement to disclose the significant unobservable inputs used in the fair value measurement.

Note 7: Net Income (Loss) per Share Attributable to Common Stock, page F-24

29.   Please explain to us the nature of your third quarter 2016 adjustment for undistributed earnings attributable to participating securities. In your response, clarify for us whether this represents a distribution to existing shareholders paid out of offering proceeds. In addition, your response should address if you have adjusted your pro forma EPS denominator to reflect the number of shares whose proceeds would be necessary to pay the dividend, if applicable.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel, Office of Real
Estate and Commodities

Cc: James (Jamie) Evans
Fenwick & West LLP